UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pop Culture Group Co., Ltd (the “Company”) today announced the completion of a strategic investment totaling approximately $33,000,000 in Bitcoin (BTC), representing 300 BTC.

The Company is establishing a diversified cryptocurrency fund pool focused on stable and transparent digital assets, including BTC, ETH, and BOT. This fund pool will support investments in promising cryptocurrencies within the Web3 pan-entertainment space, projects with high growth potential, high-quality equity opportunities aligned with the Company’s business strategy, and initiatives for artist incubation and management, further strengthening the Company’s commitment to digital innovation and strategic business development. A copy of press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
99.1	Press release dated September 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 10, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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